DOR BioPharma, Inc.
1101 Brickell Avenue
701-S
Miami, FL 33131

January 25, 2007

SENT VIA EDGAR

Amy C. Bruckner
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Review of Filings and comments related to Form 10KSB for the Fiscal Year Ended December 31, 2005 and Form 10QSB for the Fiscal Quarter Ended June 30, 2006.

Dear Ms. Buckner:

This letter is in response to the conference call we had on January 16, 2007 at 11:45 am concerning comment 5 of your letter dated December 5, 2006.

We acknowledge that the variable accounting treatment of the stock options issued in December 2004 may have been misapplied and that the $285,000 expense taken in 2004 should not have been recorded. With respect to FIN 28 we conclude that since the options were not available at the time they were granted a grant date did not exist so it was not necessary to record this expense. We will ensure that all future applications of FIN 28 and accounting policies with respect to stock options and grant dates will be accurately reflected. Our accounting policy in all future financial statements will reflect this treatment of stock options.

In connection with our responses to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions please do not hesitate to call me at 786-425-3848.

Sincerely,

/s/Evan Myrianthopoulos
Evan Myrianthopoulos
Chief Financial Officer
DOR BioPharma, Inc.

MD/SEC/2Comment